

Mail Stop 3720

December 9, 2008

Mr. Ownkar Persaud
Vice President of Finance
MSTI Holdings Inc.
259-263 Goffle Road
Hawthorne, New Jersey 07506

>   **Re: MSTI Holdings, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
>   **Filed April 15, 2008**
>   **File No. 0-52862**

Dear Mr. Persaud:

We have reviewed your supplemental response letter dated November 21, 2008 as well as your filing and have the following comments. As noted in our comment letter dated October 29, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10KSB for the fiscal year ended December 31, 2007

General

1. As previously requested, please provide, in writing, a statement from the company acknowledging that:

    · the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We understand you will comply with our comments 1 and 5 pursuant to your proposed disclosures in an amendment to the Form 10-KSB.

Consolidated Statements of Losses, page F-5

Consolidated Statements of Cash Flows, pages F-7 and F-8

3. We note your response to prior comment #2. Please revise your presentation to provide separate columns for predecessor (month ended January 31, 2006) and successor (February 1 to December 31, 2006) financial statements and delete consolidating column (year ended December 31, 2006).

Note J- Stock Options and Warrants, page F-23

4. We note your response to prior comment 3. Tell us the resultant stock compensation expense as recalculated using an estimated stock volatility derived from a peer group of selected companies similar to you in terms of financial leverage, life cycle and size. If the resultant expense differs, please provide us your analysis of SAB 99 and SAB 108.

Note L – Income Taxes, page F-26

5. We note your response to prior comment 4. On page F-26 of your filing, we also note that you referred to "unrecognized pre-SFAS 123R excess tax benefits" and unrecognized tax benefits from stock option expense "which will be allocated to capital in excess of par value." Please provide the disclosure required in paragraphs 21(a)-(c) of FIN 48.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.   You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director